Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via EDGAR

July 25, 2024

Brian Soares and Tina Chalk Division of Corporation Finance Office of Mergers & Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Zura Bio Ltd
Schedule TO-I filed July 12, 2024
File No. 005-92696

To the addressees set forth above:

On behalf of our client, Zura Bio Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated July 19, 2024 (the “Staff’s Letter”) regarding the Company’s Schedule TO-I (the “Schedule TO”). Contemporaneously, we are filing an amended Schedule TO (the “Amended Schedule TO”) and an amended Registration Statement on Form S-4 (the “Amended Registration Statement” and, together with the Amended Schedule TO, the “Amended Filings”) via EDGAR.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Filings, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

U.S. Securities & Exchange Commission July 25, 2024 Page 2

Schedule TO-I filed July 12, 2024; Prospectus/Offer to Exchange

General

1.	Since this exchange offer commenced upon filing of the registration statement, the statement on the cover page that the Prospectus/Offer to Exchange is "subject to completion" and "preliminary" is inapplicable. Please revise accordingly. Refer to Telephone Interpretation I.E.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations."

Response: The cover page of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

2.	Refer to the following disclosure on the cover of your Prospectus/Offer to Exchange and elsewhere: "We may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date or if we have determined, in our sole discretion, to terminate the Offer and Consent Solicitation." (emphasis added) Reserving the right to cancel or terminate the Offer and Consent Solicitation even if all offer conditions have been satisfied raises concerns that this is an illusory offer in violation of the prohibition on manipulative tender offer practices under Section 14(e) of the Exchange Act. Please revise.

Response: The disclosure on the cover page and pages 4, 5 and 6 of the Amended Registration Statement have been revised in accordance with the Staff’s comment.

3.	Refer to the following disclosure on the cover of your Prospectus/Offer to Exchange and elsewhere: "We reserve the right to redeem any of the IPO warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation..." Please provide your legal analysis addressing how IPO warrants may be redeemed either during the Offer and Consent Solicitation or within 10 business days after the Expiration Date. Refer to Exchange Act Rule 13e-4(f)(6) and Rule 14e-5.

Response: The cover page, pages 3, 17, 89 and 92 of the Amended Registration Statement have been revised in accordance with the Staff’s comment.

U.S. Securities & Exchange Commission July 25, 2024 Page 3

4.	In Item 12 of the Schedule TO, please replace the reference to "Form of Letter of Transmittal and Consent" with "Letter of Transmittal and Consent."

Response: Item 12 of the Amended Schedule TO has been revised in accordance with the Staff’s comment.

Summary, page 1

5.	Refer to the following disclosure on page 5: "The Offer is not conditioned upon the receipt of a minimum number of tendered IPO warrants. However, the Consent Solicitation is conditioned upon receiving the consent of holders of at least a majority of the outstanding public warrants and a majority of the private placement warrants (which is the minimum threshold required to amend the Warrant Agreement)." We also note the following language on page 2 of the Letter of Transmittal and Consent: "Holders of IPO warrants may not consent to the Warrant Amendment without tendering IPO warrants in the Offer and holders may not tender such IPO warrants without consenting to the Warrant Amendment." If holders of IPO warrants are unable to provide consents without tendering their IPO warrants, it is unclear how you could receive the consent of holders of a majority of the outstanding public warrants without also receiving tenders of those IPO warrants. Please advise or revise the disclosure on page 5 and throughout accordingly.

Response: The disclosure on pages 5, 67 and 68 of the Amended Registration Statement, page 2 of the Letter of Transmittal and Consent, page 2 of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, and page 2 of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees have been revised in accordance with the Staff’s comment.

6.	Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to securityholders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations." Please revise the Prospectus/Offer to Exchange to include such information.

Response: The Amended Registration Statement has been revised to include the summarized financial information on pages 13 and 14.

U.S. Securities & Exchange Commission July 25, 2024 Page 4

Conditions to the Offer and Consent Solicitation, page 65

7.	We note your statement on page 66 that "[t]he determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties." Please revise this and similar statements throughout your materials (such as on pages 70 and 71 and throughout the Letter of Transmittal and Consent) to remove the implication that holders may not challenge your determinations and interpretations in a court of competent jurisdiction.

Response: The disclosure on pages 68, 72 and 73 of the Amended Registration Statement and page 12 of the Letter of Transmittal and Consent has been revised in accordance with the Staff’s comment.

8.	The conditions described in the second and third bullets in this section appear to be redundant. Please revise your disclosure to clarify how these two conditions differ from each other.

Response: The disclosure on page 67 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Further, we note the use of the term "threatened" in both conditions. A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise so that the conditions are objectively determinable.

Response: The disclosure on page 67 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

U.S. Securities & Exchange Commission July 25, 2024 Page 5

9.	Please refer to the fourth bullet on page 65, which states that the Company may assert an offer condition triggered by "a significant worsening of the ongoing COVID-19 pandemic, an outbreak of a pandemic or contagious disease other than COVID-19, or a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including, but not limited to, catastrophic terrorist attacks against the United States or its citizens, which, in our reasonable judgment, is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer and Consent Solicitation." To avoid rendering the offer illusory, all offer conditions must be objectively determinable and outside the control of the bidder. To enable securityholders to determine whether this condition has been "triggered," please revise to:

•            provide further descriptive detail about what could constitute a significant worsening of the COVID pandemic, and

•           narrow or qualify the meaning of "commencement or significant worsening of a war or armed hostilities or other national or international calamity."

Response: The disclosure on page 67 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Market Information, Dividends, and Related Shareholder Matters, page 73

10.	Please state the high and low sales prices for the IPO warrants for each quarter during the past two years. Refer to Item 1002(c) of Regulation M-A.

Response: The disclosure on page 75 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

11.	Please disclose the itemized fees and expenses incurred in making the Offer and Consent Solicitation. Refer to Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

Response: The disclosure on page 75 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

U.S. Securities & Exchange Commission July 25, 2024 Page 6

Incorporation of Certain Information By Reference, page 97

12.	We refer to your disclosure in the last paragraph on page 97 and note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. While Form S-4 appears to allow "forward incorporation" by reference, Schedule TO does not specifically permit it. Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. To the extent that additional filings are made, you must amend the Schedule TO to specifically incorporate them by reference. Please confirm your understanding in your response letter.

Response: The Company acknowledges the Staff’s comment and will amend the Schedule TO to specifically incorporate additional filings for material changes of the Company by reference.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Verender Badial, Zura Bio Ltd
Andrei Sirabionian, Loeb & Loeb LLP
Stephen P. Alicanti, DLA Piper LLP (US)